

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

June 22, 2011

Via E-mail
Catherine A. Graham
Executive Vice President and Chief Financial Officer
Online Resources Corporation
4795 Meadow Wood Lane
Chantilly, VA 20151

    Re: Online Resources Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 15, 2011
            Form 10-Q for the Quarterly Period Ended March 31, 2011
            Filed May 10, 2011
            Forms 8-K Filed on March 15, 2011 and May 10, 2011
            File No. 000-26123

Dear Ms. Graham:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Note 7. Commitments and Contingencies, page 63

1.   We note your disclosures regarding several legal matters. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. For each matter

noted, please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y. Similar concerns apply to your Form 10-Q for the quarterly period ended March 31, 2011.

2.   We note that you accrued $7.7 million for the jury award in the Lawlor matter in the quarter ended March 31, 2011. Please tell us where you disclosed in your 2010 Form 10-K the reasonably possible loss related to this matter, or tell us why you did not provide such disclosure.

Forms 8-K Filed on March 15, 2011 and May 10, 2011

Exhibit 99.1

3.   We note the bulleted disclosures on page 1 where you have presented your non-GAAP income (loss) measures before your GAAP income (loss) measures. Please consider revising future filings in order to give the GAAP measures more prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief